UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Molson Coors Brewing Company
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

60871R 10 0
(CUSIP Number)

Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue
New York, NY 10022
(212) 308-8866
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This Amendment No. 4 to Schedule 13D amends: (a) the Schedule 13D (the "Schedule") filed jointly on February 22, 2005, by (i) Pentland Securities (1981) Inc. ("Pentland"), (ii) 4280661 Canada Inc. ("4280661"), (iii) Lincolnshire Holdings Limited ("Lincolnshire"), (iv) Nooya Investments Limited ("Nooya"), (v) BAX Investments Limited, (vi) DJS Holdings Ltd., (vii) Trust u/w/o Thomas Henry Pentland Molson, (viii) Eric Herbert Molson ("Eric Molson") and (ix) Stephen Thomas Molson ("Stephen Molson"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock") of Molson Coors Brewing Company ("Molson Coors" or the "Company"); (b) Amendment No. 1 thereto filed on January 3, 2006; (c) Amendment No. 2  thereto filed on July 21, 2009 by Pentland, 4280661, Lincolnshire, Nooya, Eric Molson and Stephen Molson (the "Reporting Persons");  and (d) Amendment No. 3 thereto filed on September 11, 2009.  This Amendment No. 4 is being filed to report certain transactions effected by certain of the Reporting Persons involving shares of Class B common stock of the Company ("Class B Common Stock") and Class B exchangeable shares ("Class B Exchangeable Shares") of Molson Coors Canada Inc. ("Exchangeco").

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule is amended by adding the following at the end thereof:

The disclosure set forth in Item 6 of this Amendment No. 4 to the Schedule is incorporated by reference herein to this Item 4.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule is amended and supplemented by adding the following at the end thereof:

On December 1, 2009, Pentland entered into an OTC forward contract and a related confirmation, supplemented by a notice dated December 4, 2009, that provided the price terms of the contract (collectively, the "Forward") with an unaffiliated third party ("Buyer") as part of a monetization transaction (the "Transaction").  As part of the Transaction, an affiliate of Buyer ("Bank") has agreed to make a loan to Pentland in the principal amount of US$22,918,500 (the "Loan"), the principal of which and accrued interest thereon is payable in cash at the settlement of the Forward.  Pentland's obligations under the Loan and the Forward will be secured by a senior pledge to Bank of 700,000 Class B Exchangeable Shares and Pentland's rights under the Forward.

Pentland's obligations under the Forward are secured by a subordinate pledge to Buyer of the same 700,000 Class B Exchangeable Shares.  Under the pledges, Pentland may exchange the Class B Exchangeable Shares for a like number of shares of Class B Common Stock obtained in exchange for the Class B Exchangeable Shares, which will become subject to the pledges (any shares subject to the pledges, whether Class B Exchangeable Shares or shares of Class B Common Stock, the "Pledged Shares").  Pentland has retained voting rights in the Pledged Shares and the right to any dividends or distributions paid in cash on the Pledged Shares in any year, up to US$0.96 per share.  Any cash dividends or distributions in excess of this amount are payable by Pentland to Buyer.

The purchase date of the Forward is December 8, 2014 (the "Purchase Date"), and settlement of the Forward will occur three business days after the Purchase Date. The Forward provides for cash settlement. However, Pentland may elect to switch from cash settlement to settling the Forward by delivering 700,000 shares of Class B Common Stock to Buyer (and, depending upon the availability of certain exemptions from the prospectus requirements under Canadian securities laws elect to switch from physical settlement to cash settlement, and vice versa). Any such election must be made at least a specified number of days prior to the Purchase Date, which depends on whether the Pledged Shares comprise Class B Exchangeable Shares or shares of Class B Common Stock and on certain Canadian securities law considerations.

Under the Forward, the "Relevant Price" will equal the average of the volume-weighted average per share price of the Class B Common Stock for each of the five trading days immediately preceding the Purchase Date, and the "Forward Price" will equal the Relevant Price, subject to a cap price of US$54.22 ("Cap Price") and a floor price of US$41.00 ("Floor Price"). Accordingly, (i) if the Relevant Price is greater than or equal to the Cap Price, the Forward Price will be equal to the Cap Price, (ii) if the Relevant Price is less than or equal to the Floor Price, the Forward Price will be equal to the Floor Price, and (iii) if the Relevant Price is between the Floor Price and the Cap Price, the Forward Price will be equal to the Relevant Price.

The Forward Price is subject further to downward adjustment by the value of any dividends or distributions on the Pledged Shares made other than in cash.

Under cash settlement of the Forward: (i) if the Relevant Price is greater than the Forward Price, Pentland will pay Buyer an amount equal to the difference between the Relevant Price and the Forward Price, multiplied by 700,000; (ii) if the Relevant Price is less than the Forward Price, then Buyer will pay Pentland an amount equal to the difference between the Forward Price and the Relevant Price, multiplied by 700,000; and (iii) if the Relevant Price is equal to the Forward Price, then no payment will be due from either party, and the Forward will terminate.

If the Forward is settled by physical delivery, Pentland will deliver 700,000 shares of Class B Common Stock to Buyer, and Buyer will pay Pentland an amount equal to 700,000 multiplied by the Forward Price.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009

PENTLAND SECURITIES (1981) INC.

By:	/s/ Andrew Thomas Molson
Signature
Name: Andrew Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009

4280661 CANADA INC.

By:	/s/ Andrew Thomas Molson
Signature
Name: Andrew Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009

LINCOLNSHIRE HOLDINGS LIMITED

By:	/s/ Eric Herbert Molson
Signature
Name: Eric Herbert Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009

NOOYA INVESTMENTS LIMITED

By:	/s/ Stephen Thomas Molson
Signature
Name: Stephen Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009

/s/ Eric Herbert Molson
Eric Herbert Molson

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009

/s/ Stephen Thomas Molson
Stephen Thomas Molson